Exhibit 21

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 21 - list of the Company’s Subsidiaries

1)	Church & Dwight Ltd./Ltee

Incorporated in Canada

2)	C & D Chemical Products, Inc.

Incorporated in the State of Delaware,

D/B/A Armand Products Company, a Partnership

3)	Brotherton Speciality Products Ltd.

Incorporated in the United Kingdom

4)	Quimica Geral do Nordeste S.A. (QGN)

Incorporated in Brazil (approximately 99% Interest)

5)	C&D Technologies, Inc

Incorporated in the state of Delaware

The Company’s remaining subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2003.